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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(Cusip Number)

Gary R. Rhineheart
c/o Sunshine Mortgage
2401 Lake Park Drive #300
Smyrna, GA 30080
770-437-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278608104			Page 1 of 5

1.	Name of Reporting Person: Gary R. Rhineheart		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 92,792

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 92,792

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the “Statement") relates to the Common Stock (the “Common Stock"), of ebank Financial Services, Inc., a Georgia corporation (the “Issuer"), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

Item 2. Identity and Background.

     (a) Gary R. Rhineheart.

     (b) 2401 Park Lake Drive #300, Smyrna, Georgia 30080.

     (c) Mr. Rhineheart is the President of Sunshine Mortgage Corporation. The address of Sunshine Mortgage Corporation is 2401 Park Lake Drive #300, Smyrna, Georgia 30080.

     (d) Mr. Rhineheart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Rhineheart has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Rhineheart is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the shares of the Issuer reported herein was approximately $100,000. Mr. Rhineheart funded the purchase of such shares from his personal funds.

Item 4. Purpose of Transaction.

     Mr. Rhineheart acquired, for investment purposes, 92,592 of the shares reported herein from the Issuer’s recent offering of 3,703,704 additional shares of its common stock. Mr. Rhineheart previously owned 200 shares of the Issuer’s common stock. Mr. Rhineheart may be deemed to be part of group of investors, including Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan. Mr. Rhineheart disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan.

     Mr. Rhineheart does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Rebuttal of Control agreement with the Office of Thrift Supervision, attached as an Exhibit hereto; the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Rhineheart claims sole ownership of the 92,792 shares reported herein. He expressly disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Edward L. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan

     (b) Mr. Rhineheart has the sole power to vote and dispose of the 92,792 shares of the Issuer owned by him. Mr. Rhineheart disclaims any power to vote or dispose of any and all shares of the Issuer owned, directly or indirectly, by Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan

     (c) None.

     (d) No other person other than Mr. Rhineheart has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 92,792 shares of the Issuer reported herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Rhineheart and Edward L. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan are parties to a Rebuttal of Control agreement with the Office of Thrift Supervision, wherein they have affirmed that they are not intending to control the Issuer and they have agreed, as a group, to limit their ownership to less than 25% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).

Item 7. Material to be Filed as Exhibits.

     Exhibit 99.1: Rebuttal of Rebuttable Determination of Control – Agreement with the Office of Thrift Supervision

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gary R. Rhineheart
_________________________
Gary R. Rhineheart
Date: June 14, 2004